Filed by TALX Corporation

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: TALX Corporation

Commission File No.: 000-21465

The following Frequently Asked Questions were posted on TALX’s external website after 5:30 p.m. Eastern time on February 14, 2007.

Q: Has TALX been acquired by Equifax?

A: At the close of business on February 14, TALX and Equifax entered into an agreement for TALX to merge with a subsidiary of Equifax. Because both companies are publicly traded, the merger could take several months to finalize. There is still much to be done to satisfy requirements set forth by various regulatory agencies. Once all of those requirements are satisfied and the TALX shareholders approve the transaction, then the merger can be considered finalized. It is anticipated that the transaction will close in the summer timeframe.

Q: Who is Equifax?

A: Equifax is a global leader in information technology that enables and secures global commerce with consumers and businesses. Equifax is one of the largest sources of consumer and commercial data.

Q: Where is Equifax located? How many employees does Equifax have?

A: Equifax’s global headquarters are based in Atlanta, GA. The company has offices in 14 countries (U.S., Canada, South America and Europe) and employs approximately 4,900 staff of which approximately half are based in the U.S.

Q: What will be the benefits to TALX employer clients after the merger is consummated?

A: Following the closing, the combined companies will bring added value to TALX services for all clients:

•	Equifax offers us additional resources which means we will have better support when developing new complementary services.
•	TALX will have more comprehensive options for business continuity and extended security of information.
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For clients of The Work Number service, Equifax’s strong reach into financial markets means we will be better able to connect with verifiers resulting in fewer employment verification requests coming directly to our clients’ HR teams.

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Equifax has a suite of personal solutions that the employees of our clients might find very valuable. In the future, clients will have the opportunity to decide if these personal solutions would be beneficial to their employees as a service of Human Resources.

•	Most importantly, TALX services will continue to help clients reduce costs and address compliance. And as an Equifax company, we will be able to provide clients with even greater value.

Q: Will data currently provided by employer clients to TALX be used for other purposes?

A: TALX adheres to the strict service description of The Work Number and FCRA guidelines for providing any information on behalf of our clients. Information contained in The Work Number will not be used for any purpose not specified in the service description and agreed to by both TALX and our clients. It is reassuring to know that Equifax is a trusted steward of sensitive personal information and has been for 108 years. Equifax operates under stringent federal guidelines about the use of data.

Q: What’s happening to the TALX management and service organization?

A: The superior value of TALX services, the strong customer support offered to TALX clients, and the leadership of our management team have made TALX successful. The services and the people who support them remain in place.

Q: What are Equifax’s values?

A. Equifax is an innovative and performance-driven culture with a highly ethical workforce. Equifax believes in fostering a climate of open and transparent communications and actively pursues innovation in everything it does. Core values are:

•	Commitment to Integrity
•	Passion for Growth
•	Embraces Change
•	One Team
•	Value the Individual

Q: Will the TALX name change after the transaction closes?

A: There are no plans to change the name. TALX will be positioned as TALX, an Equifax company.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Equifax will be filed with the SEC.  Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction.  The final proxy statement/prospectus will be mailed to shareholders of TALX.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov).  Free copies of Equifax SEC filings are also available on the Equifax website (www.equifax.com) and free copies of TALX SEC filings are also available on the TALX website (www.talx.com).  Free copies of Equifax filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com.  Free copies of TALX filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX shareholders with respect to the proposed transaction.  Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006.  Information regarding the directors and officers of TALX is included in the definitive proxy statement for the TALX 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.